04003461

CM 3/22

BB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-A 002881 L~~

8-14088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

MAR - 1 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter J. Chossek 414.665.7056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1500, 100 E. Wisconsin Avenue	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, J. Chris Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Assistant Treasurer

Title

Notary Public Milwaukee, WI
Commission expires 5/27/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Northwestern Mutual Investment Services, LLC

Consolidated Statement of Financial Condition
December 31, 2003

AVAILABLE FOR PUBLIC

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC and its subsidiaries (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

Northwestern Mutual Investment Services, LLC
Consolidated Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	39,405,982
Due from clearing broker		10,319,727
Due from affiliates		1,520,039
Deferred distribution costs		2,036,563
Accounts receivable and other assets		2,924,011
Total assets	$	56,206,322
Liabilities and Member's Equity		
Commissions payable	$	10,373,151
Due to Northwestern Mutual Life		2,456,344
Compensation and benefits payable		413,875
Other liabilities		4,977,548
Total liabilities		18,220,918
Member's equity		37,985,404
Total liabilities and member's equity	$	56,206,322

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

The accompanying consolidated statement of financial condition includes Northwestern Mutual Investment Services, LLC and its wholly-owned subsidiaries NML Buffalo, Inc., NMIS Georgia Agency, LLC, NMIS Alabama, LLC and NMIS Massachusetts Insurance Agency, LLC (together, "the Company" or "NMIS"). All intercompany balances and transactions have been eliminated.

NMIS is wholly-owned by The Northwestern Mutual Life Insurance Company (the "member" or "NML"). NML is one of the largest life insurance companies in the United States, offering life, annuity, disability income and long-term care insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. Through its registered financial representatives, NMIS offers mutual funds, variable annuities, variable life insurance, stocks and bonds to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products and for Mason Street Funds, Inc. ("MSF"), an open-ended investment management company registered under the Investment Company Act of 1940, which offers a family of mutual funds and is affiliated with NML.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with banks or invested in highly liquid financial instruments with original maturities of three months or less. They are reported in the consolidated statement of financial condition at fair value.

Deferred Distribution Costs

The Company defers commissions and other direct distribution costs associated with the sale of MSF "B" shares and amortizes these costs as commission expense using a straight line method over six years. The Company is compensated for sales of B shares through the combination of annual asset-based fees and contingent deferred sales charges to which B shares are subject. Because these revenues are earned and recognized over time, management believes that the deferral and amortization of related costs provides a better matching of these expenses with the related revenues. At December 31, 2003, deferred distribution costs reported in the consolidated statement of financial condition included $1,173,618 of deferred B share distribution costs, which were reported net of accumulated amortization of $245,178. Management believes that the recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with B shares owned by NMIS clients at that date.

Upon retirement or separation from the Company, certain of the Company's registered financial representatives are offered the option of receiving a one-time, lump sum payment in lieu of actual future commissions to which they would otherwise be entitled over a five year period subsequent to retirement or separation. If this option is elected, the Company retains these future commissions up to an agreed-upon limit. Lump-sum payments are deferred and amortized as commission expense using a straight-line method over five years. The Company is compensated for these distribution costs through annual asset-based fees when earned. Because these revenues are earned and recognized over time, management believes that the deferral and amortization of these lump-sum payments provides a better matching of these expenses with the related revenues. At December 31, 2003, deferred distribution costs reported in the consolidated statement of financial condition included $862,945 of such lump-sum payments, which were reported net of accumulated amortization of $176,610. Management believes that the recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with assets owned by NMIS clients at that date.

3. Related Party Transactions

NMIS receives distribution management fees from NML for underwriting and distribution services for NML's variable annuity and variable life insurance products. The amount due from NML for these services was $2,235,984 at December 31, 2003 and is classified as a reduction of other amounts due to NML reported in the consolidated statement of financial condition.

NMIS is the principal underwriter and exclusive distributor for MSF, an open-ended investment management company registered under the Investment Company Act of 1940. The Company receives distribution management fees from MSF related to mutual fund underwriting and distribution services. These fees are paid to NMIS by Mason Street

Advisors, LLC ("MSA"), a registered investment advisor and a wholly-owned affiliate of NML. MSA serves as a paying agent on behalf of MSF. MSA also provides investment management services to NMIS. At December 31, 2003, the Company reported $1,394,851 due from MSA, representing $1,414,740 due from MSA for MSF-related mutual fund underwriting and distribution services, net of $20,889 payable to MSA for investment management services, in due from affiliates in the consolidated statement of financial condition.

Northwestern Mutual Trust Company ("NMT") is a limited purpose federal savings bank and a wholly-owned subsidiary of NML. At December 31, 2003, the Company reported $127,428 due from NMT related to solicitation and supervision services and is reported in due from affiliates in the consolidated statement of financial condition.

Robert W. Baird & Co. ("Baird") is a clearing broker-dealer registered with the SEC and a majority-owned, indirect subsidiary of NML. NMIS has entered into a fully disclosed clearing agreement with Baird to obtain securities execution, clearing and settlement services on an exclusive basis through 2006, subject to contract termination provisions. At December 31, 2003, the Company reported $10,319,727 due from Baird in the consolidated statement of financial condition for commissions and fees for transactions cleared through Baird.

Under the terms of various service agreements, NML and affiliates provide certain administrative services to the Company as well as allow its employees to participate in various employee benefit plans sponsored by NML, including retirement, deferred compensation, bonus and employee welfare plans. NMIS reimburses NML for the cost of these benefits. The Company's unpaid liability for these services and benefits was $5,559,856 at December 31, 2003 and is reported as a reduction of other amounts due to NML in the consolidated statement of financial condition.

4. Income Taxes

The Company is organized as a limited liability company and is thereby a disregarded entity for federal and state income tax purposes. Under a written tax-sharing agreement, NML collects from or refunds to NMIS income taxes determined as if the Company filed a separate federal tax return.

At December 31, 2003, the Company had $18,236,920 of taxable losses available to carry forward to future tax years, giving rise to a deferred tax asset of $6,382,922 (before valuation allowances) at the federal income tax rate of 35%. At that date, the Company also had an additional deferred tax asset of $35,000 representing the temporary difference between book and tax recognition of employee compensation and benefits, and a deferred tax liability of $712,797 representing the temporary difference between the book and tax

basis of unamortized deferred distribution costs, each computed based on the federal income tax rate of 35%.

At December 31, 2003, a valuation allowance of $5,705,125 has been established for the amount of the Company's net deferred tax asset for tax loss carryforwards and temporary differences.

5. Breakpoint Refunds

Clients who buy shares of certain classes of mutual funds are assessed a sales charge. These sales charges are set by the mutual fund company and are described in the applicable prospectus. Fund companies typically offer discounts to the front-end sales charges assessed on Class A fund shares at certain pre-determined levels of investment, which are commonly referred to as "breakpoints".

During 2002, securities regulators became concerned that broker-dealers nationwide were not uniformly delivering appropriate breakpoint discounts. These concerns led to a series of NASD directives to member firms engaged in the sale of mutual fund shares. Among other things, these directives required the Company to conduct a self-assessment based on a sample of 2002 mutual fund sales activity for missed breakpoints. As a result of this self-assessment, the Company identified and subsequently refunded amounts to certain clients who did not receive the appropriate breakpoint discounts for which they were eligible. The Company corrected these missed breakpoints in accordance with NASD guidance. Based on information from the breakpoint self-assessments, the NASD directed member firms to take additional action. The Company was required to send a NASD form letter regarding breakpoints and a claim form to all clients who purchased Class A shares from January 1, 2002 through November 2003. If the client returns the breakpoint claim form, the Company must perform a review of the client's account to determine if all available breakpoints were applied and, if a breakpoint was missed, to provide a refund to that client. At December 31, 2003, $1,520,370 of potential breakpoint refunds are reported in other liabilities in the consolidated statement of financial condition.

The Company expects to recover a portion of these breakpoint refunds from the financial representatives and field management whose commissions were based upon the full sales charge. At December 31, 2003, $1,225,230 of recoveries related to potential breakpoint is reported in other assets in the consolidated statement of financial condition.

The Company will incur certain incremental costs (primarily temporary staffing) to complete its efforts to identify and contact clients who may be entitled to refunds and to investigate and process any related client claims. At December 31, 2003, $1,060,000 is reported in other liabilities in the consolidated statement of financial condition, representing an estimate of such costs to be paid during 2004. This amount is also reported in other operating expenses in the consolidated statement of operations.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $22,995,663, which exceeded the minimum requirement of $1,190,646 by $21,805,017. NMIS is also required to maintain a ratio of aggregate indebtedness-to-net capital ratio not to exceed 15 to 1. At December 31, 2003, the Company had an aggregate indebtedness-to-net capital ratio of 0.78 to 1.

7. Commitments and Contingencies

The Company is currently in negotiations with the NASD to resolve certain issues identified as part of an ongoing NASD regulatory investigation. The resolution of these issues could result in a monetary fine against the Company or other adverse regulatory action by the NASD. Based on current information, NMIS management has established a contingent liability, reported in other liabilities in the consolidated statement of financial condition, representing management's best estimate of the future costs to resolve these issues. During 2003, NML reimbursed the Company for legal fees incurred in negotiating these issues and has agreed to reimburse the Company for any future legal fees and other costs.

In the normal course of business, securities transactions for NMIS clients are introduced and cleared through Baird. Pursuant to the clearing agreement, Baird has the right to seek reimbursement from the Company for certain losses that may result from transactions with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred during 2003.